UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Nobel Biocare AB

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Total Number of Pages in this Document: 4

Sweden

(Jurisdiction of Subject Company's Incorporation or Organization)

Nobel Biocare Holding AG

(Name of Person(s) Furnishing Form)

Ordinary shares of Nobel Biocare AB

(Title of Classes of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Nobel Biocare AB
Box 5190
402 26 Göteborg, Sweden
Attention: Thomas Nortoft
Telephone: 011 46 0 318 188 00

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 28, 2002

(Date Tender Offer/Rights Offering Commenced)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOBEL BIOCARE HOLDING AG

By: /s/ Heliane Canepa

Name: Heliane Canepa
Title: President

Dated: June 21, 2002

PART I – INFORMATION TO BE SENT TO SECURITY HOLDERS:

Item 1. *Home Jurisdiction Documents*

1. Offer Document, dated May 27, 2002 (the "Offer Document"), issued in connection with the offer (the "Offer") being made by Nobel Biocare Holding AG to acquire all the existing shares of Nobel Biocare AB.[1]

2. Forms of Acceptance for the Offer.[1]

Item 2. *Informational Legends*

See Item 1 above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits:

1. Press release, dated May 27, 2002, announcing the Offer.[1]

2. Press release, dated May 30, 2002, announcing the approval of the Offer Document by the Stockholm Stock Exchange.[2]

3. Press release, dated June 20, 2002, announcing the acquisition by Nobel Biocare Holding AG of 94.6 percent of Nobel Biocare AB shares pursuant to the Offer and the extension of the acceptance period for non-tendering Nobel Biocare AB shareholders.

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[1] Previously furnished to the Securities and Exchange Commission on Form CB on May 28, 2002.

[2] Previously furnished to the Securities and Exchange Commission on Form CB (Amendment No. 1) on May 31, 2002.

Nobel Biocare

PRESS RELEASE

Nobel Biocare Holding AG holds 94.6 per cent of Nobel Biocare AB and completes the public offer

The public offer by Nobel Biocare Holding AG to acquire all the outstanding shares in Nobel Biocare AB has been accepted to such an extent that Nobel Biocare Holding AG now controls approximately 94.6 per cent of the shares and votes in Nobel Biocare AB.

All the conditions for Nobel Biocare Holding AG's public offer as stated in the offer document dated 27 May 2002 have therefore been met and Nobel Biocare Holding AG will subsequently complete the public offer.

Settlement for those who have accepted the offer up to and including 18 June 2002 will commence on 21 June 2002. Trading of the new shares in Nobel Biocare Holding AG on the SWX Swiss Exchange and on the Stockholm Stock Exchange will commence on 24 June 2002.

In order to provide the remaining shareholders of Nobel Biocare AB who have not tendered their shares during the acceptance period up until 18 June 2002 a further opportunity to tender their shares, Nobel Biocare Holding AG has decided to extend the acceptance period for these shareholders up to and including 9 July 2002. Settlement for those shareholders who will tender their shares during the extended acceptance period up to and including 9 July 2002 is expected to commence on 12 July 2002.

Nobel Biocare Holding AG intends to request that the board of Nobel Biocare AB initiates a delisting of Nobel Biocare AB's shares from the Stockholm Stock Exchange (Stockholmsbörsen) as soon as possible after 9 July 2002.

Gothenburg, 20 June 2002

Nobel Biocare Holding AG

For further information:

Harrieth Sundaeus, Chief Financial Officer, Nobel Biocare AB, tel. +46 31 81 88 48,
mobile +46 708 81 88 48
Michaela Ahlberg, Legal Counsel, Nobel Biocare AB, tel. +46 31 81 88 29,
mobile +46 31 81 88 29.

forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in Nobel Biocare's annual reports and in the Offer Document dated 27 May 2002.

Nobel Biocare is an innovative, medical devices company, whose core business comprises dental implants and dental prosthetics. The company's product systems for dental implants, Brånemark System® and Replace™, are world leaders and have a global market share of around 38%.

The company's other product line, Procera®, is a unique, IT-based process for the industrial production of dental prosthetics. The system has been launched very successfully in more than 35 countries in North America, Europe, South East Asia and South America.

Nobel Biocare has around 1,300 employees and, in 2001 net sales totaled SEK 2 663 million. The company's headquarters are located in Gothenburg, Sweden, while production takes place in Sweden and the USA. Nobel Biocare has its own sales companies in 26 countries.

Nobel Biocare AB, Box 5190, S-402 26 Göteborg, Sweden,
tel +46 31-81 88 00, fax +46 31-16 31 52.
investor.relations@nobelbiocare.se
www.nobelbiocare.com